stability
high-impact value in Verenex
oil
1.5 billion barrels original oil-in-place
26% growth in reserves per unit
growth

VERMILION
ENERGY TRUST

Q1

FOR THE THREE MONTHS ENDED MARCH 31, 2008

Forward-looking information

This document contains forward-looking financial and operational information including earnings, fund flow, unitholder distributions, debt levels, production, reserves and capital expenditure projections.  These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.  Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Vermilion Energy Trust (“Vermilion”) (TSX – VET.UN) is pleased to report interim operating and unaudited financial results for the period ended March 31, 2008.

First Quarter Highlights:

➢
Recorded production of 33,072 boe/d in the first quarter of 2008 as compared to 33,070 boe/d in the fourth quarter of 2007.  Canadian production volumes benefited from the acquisition of properties in the Drayton Valley area on January 31, 2008.  Netherlands production was higher in the first quarter as two of the three wells drilled in 2007 were tied into production facilities.  These production increases were able to offset the annual cyclone and maintenance related downtime that typically reduces Australian volumes early in the year.

➢
Closed an acquisition of properties in the Drayton Valley area of Alberta.  Vermilion paid $47 million ($44 million after closing adjustments) and added approximately 1,000 boe/d to current production levels.

➢
Generated fund flows from operations of $119.4 million ($1.59 per unit) in the first quarter of 2008 compared to $126.1 million ($1.73 per unit) in the fourth quarter of 2007.  The fourth quarter 2007 figures include a one time tax reduction of approximately $0.13 per unit.  Accordingly, normalized quarter over quarter fund flows per unit were essentially flat.  Commodity price increases were offset by higher royalties and current taxes.  First quarter 2008 fund flows from operations were 57% higher than in the first quarter of 2007 and 50% higher on a per unit basis, driven by stronger commodity prices and a 14% increase in production.

➢
Provided total returns to unitholders of 8.0% in the first quarter of 2008, compared to an average gain of 22% for Vermilion’s peer group of energy trusts and a 3.5% drop in the S&P/TSX Composite Index.  Natural gas leveraged trusts have experienced a strong rebound from depressed levels, while the market is not yet reflecting sharply higher oil prices in the valuations of oil leveraged trusts.

➢
Distributed $0.57 per unit in the quarter, a 12% increase over the first quarter 2007 per unit distributions.  Gross distributions in the first quarter of 2008 represented 33% of fund flows from operations (25% net of DRIP).  The total of net distributions, capital expenditures, reclamation fund contributions and asset retirement costs amounted to 56% of fund flows from operations.  Since converting to a trust in January 2003, Vermilion has distributed $10.62 per unit, equivalent to 90% of the initial unit price at the time of conversion.

➢
Resumed operations of the Ambès pipeline and shipping terminal in France, ending the interim trucking operations.  Oil is flowing through a temporary tank and shuttle tanker arrangement, while full normal system operations are expected to resume in 2009.

➢
Drilled 16 coalbed methane (CBM) wells in central Alberta and three Slave Lake wells at Utikuma in northern Alberta.  Half of the CBM wells have been tied into production facilities, with the remainder to be connected in the second quarter.  Two of the three Utikuma wells were successful and were tied-in before spring breakup adding over 200 boe/d to Canadian oil production.

➢
Vermilion expended $37 million on its development capital program, acquired $45 million of producing properties, paid out over $28 million in net cash distributions and reduced net debt to approximately $397 million, equivalent to approximately 0.8 times annualized first quarter 2008 fund flows from operations.

➢
Vermilion’s Board of Directors has approved a 15% increase to the 2008 development capital program from $182 million to $210 million.   Accordingly, average production guidance for 2008 is being increased by 1,000 boe/d to between 32,000 and 33,000 boe/d.  As previously stated, these projections do not include any volumes that will result from the drilling program in Australia that accounts for 25% of the 2008 capital program.  These wells are expected to be drilled and completed by year-end and are projected to contribute approximately 1,000 boe/d each to Vermilion’s production.

HIGHLIGHTS

	Three Months Ended
	March 31,	Dec 31,
Financial ($000 CDN except unit and per unit amounts)	2008	2007
Petroleum and natural gas revenue	$229,459	$205,725
Fund flows from operations	119,396	126,115
Per unit, basic [1]	1.59	1.73
Capital expenditures	37,389	52,121
Acquisitions, including acquired working capital deficiency	44,528	366
Net debt	397,479	416,858
Reclamation fund contributions and asset retirement costs incurred	1,149	1,618
Cash distributions per unit	0.57	0.53
Cash distributions total	39,075	35,564
Less DRIP	10,659	9,807
Cash distributions net	28,416	25,757
% of fund flows from operations distributed gross	33%	28%
% of fund flows from operations distributed net	24%	20%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred	66,954	79,496
% of fund flows from operations	56%	63%
Trust units outstanding [1]
Adjusted basic	76,425,742	74,271,031
Diluted	78,677,768	77,270,832
Weighted average trust units outstanding [1]
Adjusted basic	75,262,026	73,058,209
Diluted	77,031,721	75,782,723
Unit trading
High	$39.40	$40.40
Low	$31.00	$30.33
Close	$36.40	$34.23
Operations
Production
Crude oil (bbls/d)	17,703	18,949
Natural gas liquids (bbls/d)	1,532	1,486
Natural gas (mcf/d)	83,019	75,812
Boe/d (6:1)	33,072	33,070
Average reference price
WTI ($US/bbl)	$97.90	$90.69
Brent ($US/bbl)	96.90	88.69
AECO ($CDN/mcf)	7.90	6.14
Netherlands reference (Euro/GJ)	6.55	5.87
Foreign exchange rate ($US/$CDN)	1.00	1.02
Foreign exchange rate (Euro/$CDN)	0.66	0.70
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	93.75	81.61
Natural gas ($CDN/mcf)	8.65	7.50
Netbacks per boe (6:1)
Operations netback	50.11	43.69
Fund flows netback	39.67	41.47
Operating costs	$11.08	$11.28
1  Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies.  Please see “Non-GAAP Measures” under MD&A section for further discussion.

OUTLOOK

Vermilion is well positioned to continue delivering strong results over the next several years.

▪
Significant balance sheet strength combined with the value of the equity position in Verenex provides Vermilion with the opportunity to make a significant, accretive acquisition, with minimal new equity requirements.

▪
Organic growth potential continues to improve as the Trust’s technical teams mature their understanding of our properties in the Netherlands, Australia and France.  Pending the receipt of all necessary approvals, Vermilion is aiming to materially accelerate drilling activity in all of its foreign jurisdictions beginning in late 2008 and early 2009.

▪
The goal to significantly increase the recovery of oil from Vermilion’s five major oil pools through improved production processes and ultimately the application of enhanced oil recovery techniques will remain a key focus area for the Trust. Vermilion continues to direct a significant amount of time and human capital towards the evaluation of these large oil pools.  Based on independent assessments provided by the Trust’s independent reservoir consultants and the France Ministry of Energy, Vermilion’s top five oil pools, including Utikuma in Canada, Wandoo in Australia and Chaunoy, Cazaux and Parentis in France, contained combined original oil-in-place of approximately 1.5 billion barrels.  Vermilion is targeting 2% additional recovery through improved waterflooding and 5% incremental recovery from enhanced oil recovery processes.  Together, these efforts alone have the potential to increase Vermilion’s reserve base by more than 75%.

Vermilion’s Board of Directors has approved a $28 million increase to the 2008 development capital program, which is expected to add approximately 1,000 boe/d to average production volumes this year.   Accordingly, production guidance for 2008 is being increased to range between 32,000 and 33,000 boe/d.  A significant portion of this increase will target natural gas drilling in Canada to capitalize on improved pricing.  These projections do not include any expected volumes for the Australian drilling program.

Vermilion expects to drill two infill development wells in the Wandoo Field in Australia commencing in October which should be completed and tied-in near year-end.  Average production per well from the existing 15 wells in this field is approximately 10,000 barrels of fluid per day with a 5% oil cut.  The new wells are expected to produce at similar gross rates, but with significantly higher oil cuts.

The re-start of the Parentis to Ambès pipeline in France is expected to reduce transportation costs by approximately $1.50 per barrel over the balance of the year.  Vermilion expects a further additional reduction in costs in 2009 once the storage terminal is returned to normal operations.

The Trust continues to witness operating cost pressures in all countries as demand for services increase with higher commodity prices.  In Australia, operating costs are further pressured by rising diesel prices used to fuel gas compression and reinjection into the Wandoo reservoir.

Vermilion is also seeing higher royalties and taxes coincident with the increase in commodities.  Despite the tax obligations in our foreign jurisdictions, Vermilion continues to generate one of the highest after-tax netbacks per equivalent barrel of production amongst its peer group of Canadian energy trusts.

The Trust currently holds approximately 18.8 million shares representing a 42.4% equity interest in Verenex Energy Inc.  Through March 20, 2008, Verenex had completed nine wells and was drilling a tenth well.  Test results from the first five wells have been released (a combined 75,000 bbls/d), and further results and a drilling update are expected to be released in the near future.

Verenex’s 2008 plans include drilling 11 to 12 wells, bringing the total wells drilled by the company in Libya to between 19 and 20.  The company has also initiated a third party assessment of contingent (discovered) and prospective (undiscovered) resources.  This report will be reviewed by the Libyan National Oil Company prior to its release.   The southern part of area 47 is contemplated as the core for an initial production phase of up to 50,000 bbls/d (gross) by the end of 2009.  Vermilion expects to benefit from its equity position in Verenex while significantly limiting capital risk to its unitholders.

Vermilion’s strong financial position, significant portfolio of organic growth opportunities, attractive group of large oil reservoirs, and unique value creation approach to the business will continue to reward unitholders.  Management and directors own approximately 10% of the issued and outstanding units including exchangeable shares and are aligned with unitholders.

(Signed “Lorenzo Donadeo”)

Lorenzo Donadeo
President and Chief Executive Officer
May 1, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated May 1, 2008 of Vermilion’s operating and financial results for the quarter ended March 31, 2008 compared with the corresponding period in the prior year.  This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2008 and the Trust’s audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with accompanying notes, as contained in the Trust’s 2007 Annual Report.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred.  Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital.  As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs.  The most directly comparable GAAP measure is cash flows from operating activities.  Fund flows from operations is reconciled to cash flows from operating activities below.

($000’s)
	Three Months Ended
	March 31, 2008	March 31, 2007
Cash flows from operating activities	$164,727	$89,236
Changes in non-cash operating working capital	(46,480)	(14,134)
Asset retirement costs incurred	1,149	836
Fund flows from operations	$119,396	$75,938

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition.

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust.

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Cash distributions net” is calculated as actual cash distributions paid or payable for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”).  Cash distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows:  “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.”  This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions.

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio.  As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.

“Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance.  In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions.  These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results.  These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

Canada

In Canada, the Trust participated in the drilling of 22 wells (19.1 net) during the first quarter of 2008, resulting in 8 gas wells (6.3 net), 2 oil wells (2.0 net), 1 abandoned well (1.0 net) and 11 standing wells (9.8 net) awaiting tie-in.  The total wells include 17 CBM and shallow gas wells (15.6 net).  The abandoned well was a dry hole at Utikuma, while two successful oil wells at Utikuma were brought on stream at a combined rate of over 200 bbls/d.

France

In France, Vermilion reinstated service to the Parentis-Ambès pipeline using temporary storage facilities at the Ambès terminal and a shuttle tanker to transport the oil to refineries at Donges.  The refurbishment of Vermilion’s main tanks at the Ambès terminal is underway and full ‘normal’ service at the terminal should resume early in 2009.  This ends the truck transportation program in southern France, reducing costs and future environmental risk.

The seismic program at Cazaux began during the first quarter which should provide better definition of this reservoir and expand the number of drillable prospects available to Vermilion.  A permitting process is underway that would accommodate the Trust’s plans to drill 8 to 12 wells in France in 2009.  Vermilion is also participating with TOTAL in a pilot CO2 flood of the Vic Bihl Field in southern France in which Vermilion holds a 27% interest.  Information gathered from this program will be beneficial towards the development of future enhanced oil recovery initiatives in France.

Netherlands

Activities in the Netherlands focused on the tie-in of wells drilled in 2007 and further optimization of processing facilities at Harlingen.  Efforts over the balance of the year will focus on permitting new wells for the 2009 drilling program.  Subject to receipt of all approvals, Vermilion hopes to drill 4 to 6 wells in the Netherlands next year.

Australia

Operations were interrupted by two cyclones as well as by downtime to replace a gas lift compressor.  Cyclone season in Australia occurs during the first quarter and as such, we do not anticipate any further major production interruptions and activities will focus on drilling preparations for later this year.

PRODUCTION

Average production in Canada during the first quarter of 2008 was 4,165 bbls/d of oil and NGL’s and 51.4 mmcf/d of natural gas (12,730 boe/d) compared to 4,047 bbls/d of oil and NGL’s and 48.1 mmcf/d of natural gas (12,065 boe/d) in the fourth quarter of 2007.  The announced increase in the development capital program is expected to mitigate declines from our Canadian operations.

Production in France averaged 8,800 boe/d in the first quarter of 2008, slightly below the 8,946 boe/d produced in the fourth quarter of 2007.  Higher workover activity levels combined with modest drilling in the second half of 2008 are expected to sustain production over the balance of the year at current levels.

Production in the Netherlands averaged 5,096 boe/d in the first quarter of 2008, an increase of 628 boe/d over fourth quarter 2007 production of 4,468.  Production is expected to decline slightly over the balance of the year reflecting normal declines.

Production in Australia averaged 6,446 boe/d in the first quarter of 2008 as compared to 7,591 boe/d in the fourth quarter of 2007.  Recent production volumes have averaged approximately 7,500 boe/d and should decline from these levels over the balance of 2008, until the new scheduled wells are completed near year-end.

Production
	Three Months Ended March 31, 2008				Three Months Ended March 31, 2007
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,165	51.39	12,730	38	4,104	47.70	12,054	41
France	8,605	1.17	8,800	27	7,890	0.99	8,055	28
Netherlands	19	30.46	5,096	15	84	28.02	4,754	16
Australia	6,446	-	6,446	20	4,227	-	4,227	15
Total	19,235	83.02	33,072	100	16,305	76.71	29,090	100

CAPITAL EXPENDITURES

Capital spending for the first three months of 2008 totalled $81.9 million compared to $39.9 million spent in the first three months of 2007.  The 2008 figure includes $44.1 million associated with the acquisition of properties in the Drayton Valley area.

($000’s)
	Three Months Ended
	March 31, 2008	March 31, 2007
Land	$454	$500
Seismic	3,013	335
Drilling and completion	14,520	15,996
Production equipment and facilities	12,292	13,304
Recompletions	2,824	5,635
Other	4,286	3,984
	37,389	39,754
Acquisitions	44,528	126
Total	$81,917	$39,880

FINANCIAL REVIEW

The Trust generated fund flows from operations of $119.4 million ($1.59 per unit) in the first quarter of 2008, compared to $75.9 million ($1.06 per unit) in the first quarter of 2007.  Production volumes were 14% higher in the first quarter of 2008 compared to last year’s period, and realized commodity prices were 34% higher than in the first quarter of 2007.

Cash distributions as a percentage of fund flows from operations was 32.7% before the impact of the Trust’s distribution reinvestment program (“DRIP”), which generated $10.7 million of cash to the Trust. Unitholders reinvest their monthly distributions to receive additional trust units equal to 5% of the DRIP units purchased with their distributions.  After accounting for the DRIP, cash distributions as a percentage of fund flows from operations was 23.8%.  This compares to cash distributions as a percentage of fund flows from operations of 43.7% before the impact of the DRIP and 33.5% after the impact of the DRIP in the first quarter of 2007.

Development capital expenditures during the first quarter of 2008 were $37.4 million.  The total of net distributions (after DRIP), capital expenditures, reclamation fund contributions and asset retirement costs incurred represented 56.1% of fund flows from operations in 2008 as compared to 87.0% for the same period of the prior year.

Vermilion’s net debt was $397.5 million at the end of the first quarter, compared with $416.9 million at the end of 2007.  Vermilion was able to execute a $37.4 million development capital program, acquire $44.5 million of producing properties, declare over $28.4 million in net cash distributions, increase its equity position in Verenex by over $0.6 million and still increase the strength of its financial position.  The net debt at the end of the first quarter of 2008 was only 0.8 times annualized first quarter 2008 fund flows from operations.

REVENUE

Total revenues in the first quarter of 2008 were $229.5 million compared to $148.8 million in the first quarter of 2007.  Vermilion’s combined crude oil and NGL price was $93.75 per boe in the first quarter of 2008, an increase of 45% over the $64.84 per boe reported in the first quarter of 2007.  The natural gas price realized was $8.65 per mcf in the first quarter of 2008 compared to $7.77 per mcf in the first quarter of 2007, an 11% increase year over year.  The prices realized in the quarter benefited from continued strengthening of oil and gas reference prices.  Increased production and higher realized prices resulted in higher revenue year over year.

($000’s except per boe and per mcf)
	Three Months Ended
	March 31, 2008	March 31, 2007
Crude oil and NGL’s	$164,102	$95,155
Per boe	$93.75	$64.84
Natural gas	65,357	53,653
Per mcf	$8.65	$7.77
Petroleum and natural gas revenue	$229,459	$148,808
Per boe	$76.24	$56.83

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies.  Vermilion has the following financial derivatives in place at March 31, 2008:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar – WTI
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Q4 2008	US$0.50/bbl	250	$69.00 - $90.00
Collar - BRENT
Q2 2008	US$0.50/bbl	500	$64.00 - $80.10
Q2 2008	US$0.25/bbl	500	$67.20 - $82.00
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q3 2008	US$0.25/bbl	500	$66.60 - $82.00
Q3 2008	US$0.19/bbl	250	$65.00 - $90.00
Q4 2008	-	500	$68.20 - $81.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

The impact of Vermilion’s economic hedging program in the first quarter of 2008 decreased cash netbacks by $0.73 per boe as the price of oil exceeded the ceiling of the Trust’s collars.  This compares to a hedging gain of $0.31 per boe in the first three months of 2007.

ROYALTIES

Total royalties increased to $12.18 per boe or 16% of sales in the first quarter of 2008, compared with $6.76 per boe or 12% of sales in the first quarter of 2007.

In Australia, royalties are reduced by capital reinvestment in the country and the year over year increase in royalties is largely due to reduced levels of capital activity in Australia in the first quarter of 2008.  Royalties in Canada, which are paid on a sliding scale basis, were relatively consistent year over year.  Royalties did not change substantially in France, where for the most part, royalties are calculated on a unit of production basis.  Production in the Netherlands is not subject to royalties.

($000’s except per boe and per mcf)
	Three Months Ended
	March 31, 2008	March 31, 2007
Crude oil and NGL’s	$28,580	$10,878
Per boe	$16.33	$7.41
Natural gas	8,083	6,822
Per mcf	$1.07	$0.99
Combined	$36,663	$17,700
Per boe	$12.18	$6.76

OPERATING COSTS

Operating costs increased to $11.08 per boe in the first quarter of 2008 from $10.40 per boe in the first quarter of 2007.  The increase in the dollar amount of operating costs over 2007 reflects the inclusion of expenses associated with the mid-2007 acquisition of the remaining 40% interest in the Wandoo Field in offshore Australia.  On a per boe basis, operating costs in Canada have increased year over year and are relatively consistent with the costs per boe noted during the last three quarters of 2007.  In France and the Netherlands, per unit costs have remained relatively consistent year over year.  Costs of operations in Australia, per unit, have decreased year over year due primarily to lower diesel consumption and a deferral of costs related to facility maintenance which is scheduled for later in the year.

($000’s except per boe and per mcf)
	Three Months Ended
	March 31, 2008	March 31, 2007
Crude oil and NGL’s	$19,682	$16,502
Per boe	$11.24	$11.24
Natural gas	13,673	10,739
Per mcf	$1.81	$1.56
Combined	$33,355	$27,241
Per boe	$11.08	$10.40

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead.  In France, the majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery.  In Australia, oil is sold at the Wandoo B Platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France have increased as a result of the oil spill at the Ambès terminal that occurred in January 2007 as Vermilion incurred additional costs to transport some of its production to port by truck.  In early March 2008, Vermilion resumed transporting crude to the Ambès terminal via pipeline and all trucking operations have officially ceased.  As a result of the limited capacity of the storage tank rented at the terminal, a vessel has been retained on a full-time basis and serves as a temporary storage tank when not transporting product to the refinery.  Transportation costs in France will continue to be higher than pre- January 2007 levels until full resumption of terminal operations occurs.

($000’s except per boe)
	Three Months Ended
	March 31, 2008	March 31, 2007
Transportation	$6,451	$4,135
Per boe	$2.14	$1.58

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses in the first quarter of 2008 decreased to $1.64 per boe from $2.15 per boe in the first quarter of 2007.  The decrease per boe is primarily a result of increased production levels.

($000’s except per boe)
	Three Months Ended
	March 31, 2008	March 31, 2007
General and administration	$4,933	$5,640
Per boe	$1.64	$2.15

UNIT BASED COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $1.63 per boe was recorded in the first quarter of 2008 compared to $2.06 per boe in the first quarter of 2007.  This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan.

($000’s except per boe)
	Three Months Ended
	March 31, 2008	March 31, 2007
Unit compensation expense	$4,901	$5,392
Per boe	$1.63	$2.06

INTEREST EXPENSE

Interest expense increased to $2.04 per boe in the first quarter of 2008 from $1.76 per boe in the first quarter of 2007.  Quarter over quarter debt levels are higher in 2008 stemming from the Australia acquisition that closed in the second quarter of 2007 and the property acquisition that closed in the first quarter of 2008.  The Trust’s interest rates have remained relatively consistent year over year.

($000’s except per boe)
	Three Months Ended
	March 31, 2008	March 31, 2007
Interest	$6,140	$4,613
Per boe	$2.04	$1.76

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $20.76 per boe in the first quarter of 2008 compared to $17.44 per boe in the first quarter of 2007.  The increase is due mainly to higher finding and development costs in Canada and France as well as the increase in the asset retirement obligation resulting primarily from the Australia acquisition in mid-2007.

($000’s except per boe)
	Three Months Ended
	March 31, 2008	March 31, 2007
Depletion, depreciation and accretion	$62,486	$45,664
Per boe	$20.76	$17.44

TAXES

The Trust’s current tax provision has increased to $6.94 per boe in the first quarter of 2008 from $5.37 per boe in the first quarter of 2007.  The increase relates to higher revenues achieved as a result of strengthening commodity prices.  Current taxes are significantly higher than those recorded in the fourth quarter of 2007 as there were certain non-recurring tax deductions during that period.

($000’s except per boe)
	Three Months Ended
	March 31, 2008	March 31, 2007
Current taxes	$20,871	$14,068
Per boe	$6.94	$5.37

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange loss of $9.18 per boe was recorded in the first quarter of 2008 compared with a loss of $0.20 per boe in the first quarter of 2007.  The first quarter 2008 loss is comprised of a realized gain of $0.6 million offset by an unrealized, non-cash loss of $28.2 million.  This unrealized loss is related to the translation of foreign currency denominated future income taxes and asset retirement obligations to Canadian dollars.  During the quarter, the Canadian dollar weakened significantly against the Euro resulting in this unrealized loss.

($000’s except per boe)
	Three Months Ended
	March 31, 2008	March 31, 2007
Foreign exchange loss	$27,630	$514
Per boe	$9.18	$0.20

EARNINGS

Net earnings in the first quarter of 2008 decreased to $26.2 million or $0.38 per unit from $31.3 million or $0.48 per unit in 2007.  This decrease is associated with the unrealized foreign exchange loss recorded during the quarter.  Excluding the unrealized foreign exchange loss, earnings would have been $54.4 million for the first quarter of 2008 compared to $31.6 million for the first quarter of 2007.  The increase in earnings excluding unrealized foreign exchange is associated with higher production and commodity price levels.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt at March 31, 2008 was $397.5 million compared to $416.9 million as at December 31, 2007.

As at March 31, 2008 the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $625 million.  The revolving period under the facility is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

In the first quarter of 2008, Vermilion purchased shares in Verenex Energy Inc. (“Verenex”) for total consideration of $0.6 million.  After reflecting these additional shares, Vermilion owns 18.8 million shares representing 42.4% of the outstanding shares of Verenex.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base.  The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.  Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

ASSET RETIREMENT OBLIGATION

At March 31, 2008, Vermilion had recorded an asset retirement obligation of $187.3 million for future abandonment and reclamation of its properties compared to $163.4 million as at December 31, 2007.  The increase is due mostly to the impact of foreign exchange rate changes on non-Canadian dollar denominated obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the quarter and declared distributions totalling $39.1 million compared to $33.2 million for the same period in 2007.

Since inception, the Trust has declared $653.9 million in distributions to unitholders as compared to unitholders’ capital of $423.2 million at March 31, 2008.

Sustainability of Distributions

($000’s)
	Three Months Ended	Year Ended	Year Ended	Year Ended
	March 31, 2008	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Cash flows from operating activities	$164,727	$349,890	$306,033	$245,116
Net earnings	$26,196	$164,286	$146,923	$158,471
Distributions declared	$39,075	$136,389	$130,638	$126,190
Excess of cash flows from operating activities over cash distributions declared	$125,652	$213,501	$175,395	$118,926
Excess (shortfall) of net earnings over cash distributions declared	$(12,879)	$27,897	$16,285	$32,281

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.  The current quarter shortfall of net earnings over cash distributions declared is a result of the unrealized, non-cash foreign exchange loss recorded during the quarter and has no impact on distribution sustainability.

UNITHOLDERS’ EQUITY

During the first quarter 2008, approximately 2.2 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan.  Unitholders’ capital increased during the same period by $25.7 million as a result of the issuance of those units and by $16.5 million as a result of contributed surplus transfer related to unit based compensation plans.

As at May 1, 2008, there were 69,671,295 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.  As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at March 31, 2008 there were 4.3 million exchangeable shares outstanding at an exchange ratio of 1.58086 whereby 6.9 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time.  All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize; and
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

NEW ACCOUNTING POLICIES

On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments – Disclosures”; and Section 3863, “Financial Instruments – Presentation”.  The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments.

On January 1, 2008, the Trust adopted Section 3031, “Inventories.”   The adoption of this standard did not impact the Trust’s consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of March 31, 2008.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

NETBACKS (6:1)

	Three Months Ended March 31, 2008			Three Months Ended March 31, 2007
	Oil & NGLs	Natural Gas	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/boe
Canada
Price	$92.72	$7.96	$62.46	$51.59
Realized hedging gain or loss	-	-	-	(0.14)
Royalties	(16.82)	(1.73)	(12.49)	(10.27)
Transportation	(1.25)	(0.16)	(1.04)	(0.69)
Operating costs	(11.94)	(1.73)	(10.91)	(9.07)
Operating netback	$62.71	$4.34	$38.02	$31.42
France
Price	$89.29	$9.77	$88.61	$63.00
Realized hedging gain or loss	(2.81)	-	(2.74)	1.31
Royalties	(5.56)	0.09	(5.43)	(4.97)
Transportation	(6.69)	-	(6.55)	(4.67)
Operating costs	(9.69)	(3.49)	(9.94)	(9.22)
Operating netback	$64.54	$6.37	$63.95	$45.45
Netherlands
Price	$91.76	$9.78	$58.79	$49.86
Operating costs	-	(1.87)	(11.19)	(11.91)
Operating netback	$91.76	$7.91	$47.60	$37.95
Australia
Price	$100.37	$-	$100.37	$67.87
Royalties	(30.42)	-	(30.42)	(7.77)
Operating costs	(12.90)	-	(12.90)	(14.76)
Operating netback	$57.05	$-	$57.05	$45.34
Total Trust
Price	$93.75	$8.65	$76.24	$56.83
Realized hedging gain or loss	(1.26)	-	(0.73)	0.31
Royalties	(16.33)	(1.07)	(12.18)	(6.76)
Transportation	(3.26)	(0.10)	(2.14)	(1.58)
Operating costs	(11.24)	(1.81)	(11.08)	(10.40)
Operating netback	$61.66	$5.67	$50.11	$38.40
General and administration			(1.64)	(2.15)
Interest			(2.04)	(1.76)
Foreign exchange			0.18	(0.11)
Current taxes			(6.94)	(5.37)
Fund flows netback			$39.67	$29.01
Depletion, depreciation and accretion			(20.76)	(17.44)
Future income taxes			0.41	4.26
Other income or loss			0.73	0.24
Foreign exchange			(9.36)	(0.09)
Non-controlling interest - exchangeable shares			(0.77)	(1.21)
Equity in affiliate			-	(0.02)
Unrealized gain or loss on derivative instruments			0.41	(0.72)
Fair value of unit compensation			(1.63)	(2.06)
Earnings netback			$8.70	$11.97

The above table includes non-GAAP measures which may not be comparable to other companies.  Please see “Non-GAAP Measures” under MD&A section for further discussion.

Consolidated Balance Sheets
($000’s unaudited)

	March 31,	December 31,
	2008	2007

ASSETS

Current
Cash and cash equivalents (Note 13)	$166,262	$47,868
Accounts receivable	112,751	119,645
Crude oil inventory	12,763	11,033
Derivative instruments (Note 10)	-	37
Prepaid expenses and other	8,001	7,669
	299,777	186,252
Derivative instruments (Note 10)	10,967	9,515
Long-term investments (Note 12)	64,548	63,128
Goodwill	19,840	19,840
Reclamation fund (Note 4)	60,518	57,928
Capital assets	1,364,942	1,331,460
	$1,820,592	$1,668,123

LIABILITIES

Current
Accounts payable and accrued liabilities	$160,373	$128,858
Distributions payable to unitholders	13,216	12,794
Derivative instruments (Note 10)	7,620	7,450
Income taxes payable	15,792	1,518
	197,001	150,620
Long-term debt (Note 5)	500,255	452,490
Asset retirement obligation (Note 4)	187,256	163,374
Future income taxes	227,908	205,702
	1,112,420	972,186
Non-controlling interest – exchangeable shares (Note 7)	69,553	68,576

UNITHOLDERS’ EQUITY

Unitholders’ capital (Note 6)	423,155	380,941
Contributed surplus (Note 6)	16,968	29,211
Retained earnings	198,496	217,209
	638,619	627,361
	$1,820,592	$1,668,123

APPROVED BY THE BOARD

(Signed “W. Kenneth Davidson”)	(Signed “Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended
	March 31,	March 31,
	2008	2007

REVENUE
Petroleum and natural gas revenue	$229,459	$148,808
Royalties	(36,663)	(17,700)
	192,796	131,108
EXPENSES AND OTHER INCOME
Operating	33,355	27,241
Transportation	6,451	4,135
Unit based compensation (Note 8)	4,901	5,392
Loss on derivative instruments (Note 10)	953	1,063
Interest	6,140	4,613
General and administration	4,933	5,640
Foreign exchange loss	27,630	514
Other income	(2,192)	(638)
Depletion, depreciation and accretion	62,486	45,664
	144,657	93,624
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	48,139	37,484
INCOME TAXES
Future	(1,240)	(11,163)
Current	20,871	14,068
	19,631	2,905
OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 7)	2,306	3,179
Loss related to equity method investment	6	53
	2,312	3,232
NET EARNINGS AND COMPREHENSIVE INCOME	26,196	31,347
Retained earnings, beginning of period	217,209	190,824
Distributions declared (Note 6)	(39,075)	(33,207)
Unit-settled distributions on vested unit based awards (Note 6)	(5,834)	(1,512)
RETAINED EARNINGS, END OF PERIOD	$198,496	$187,452

NET EARNINGS PER TRUST UNIT (NOTE 9):
Basic	$0.38	$0.48
Diluted	$0.37	$0.47

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (NOTE 9):
Basic	68,392,973	65,037,578
Diluted	77,031,721	74,225,567

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended
	March 31,	March 31,
	2008	2007

OPERATING
Net earnings	$26,196	$31,347
Adjustments:
Depletion, depreciation and accretion	62,486	45,664
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 10)	(1,245)	1,878
Unit based compensation	4,901	5,392
Loss related to equity method investment	6	53
Unrealized foreign exchange loss	28,178	226
Non-controlling interest - exchangeable shares	2,306	3,179
Change in unrealized gains and losses and amounts accrued relating to investments	(2,192)	(638)
Future income taxes	(1,240)	(11,163)
	119,396	75,938
Asset retirement costs incurred	(1,149)	(836)
Changes in non-cash operating working capital	46,480	14,134
Cash flows from operating activities	164,727	89,236

INVESTING
Drilling and development of petroleum and natural gas properties	(37,389)	(39,754)
Acquisition of petroleum and natural gas properties (Note 3)	(44,528)	(126)
Long-term investment	(627)	-
Changes in non-cash investing working capital	4,717	(3,663)
Cash flows used in investing activities	(77,827)	(43,543)

FINANCING
Increase in long-term debt	46,999	25,219
Issue of trust units for cash	2,924	1,734
Issue of trust units pursuant to distribution reinvestment plan	10,659	7,734
Cash distributions	(38,653)	(33,058)
Changes in non-cash financing working capital	-	(136)
Cash flows from financing activities	21,929	1,493
Foreign exchange gain on cash held in foreign currencies	9,565	41
Net change in cash and cash equivalents	118,394	47,227
Cash and cash equivalents, beginning of period	47,868	26,950
Cash and cash equivalents, end of period	$166,262	$74,177
Supplementary information - cash payments
Interest paid	$6,042	$5,001
Income taxes paid	$6,597	$6,087

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007
(000’s except unit and per unit amounts, unaudited)

1.	BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below.  These interim consolidated financial statements do not include all disclosures required in annual financial statements and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2007 included in the Trust’s 2007 Annual Report.

2.	NEW ACCOUNTING POLICIES

On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments – Disclosures”; and Section 3863, “Financial Instruments – Presentation”.  The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments (see notes 14 and 15).

On January 1, 2008, the Trust adopted Section 3031, “Inventories.”   The adoption of this standard did not impact the Trust’s consolidated financial statements.

3.	INVESTMENTS AND ACQUISITIONS

On January 31, 2008, the Trust completed an acquisition of gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million.

The purchase price relating to this asset purchase was allocated as follows:

Capital assets	$46,057
Asset retirement obligation	(1,931)
Total consideration	$44,126

During the three months ended March 31, 2008, the Trust also acquired $0.4 million of other petroleum and natural gas properties.

4.	ASSET RETIREMENT OBLIGATION

The total asset retirement obligation was determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities.  The Trust has estimated the net present value of its asset retirement obligations to be $187.3 million as at March 31, 2008 (December 31, 2007 - $163.4 million) based on a total undiscounted future liability after inflation adjustment of $646.9 million (December 31, 2007 - $579.4 million).  These payments are expected to be made over the next 48 years with most arising within the next 15 to 37 years.  The Trust used a credit adjusted risk free rate of 8% and inflation rates of between 1.5% and 2.0% to calculate the present value of the asset retirement obligation.

The following table reconciles the changes in the Trust’s total asset retirement obligation:

	March 31,	December 31,
	2008	2007
Carrying amount, beginning of period	$163,374	$127,494
Increase in liabilities in the period	2,307	12,936
Disposition of liabilities in the period	(1,149)	(4,055)
Change in estimate	3,960	27,240
Accretion expense	3,460	10,067
Foreign exchange	15,304	(10,308)
Carrying amount, end of period	$187,256	$163,374

4.	ASSET RETIREMENT OBLIGATION (CONTINUED)

The Trust has set aside funds for the future payment of its estimated asset retirement obligations.  The following table reconciles the Trust’s reclamation fund investments:

	March 31,	December 31,
	2008	2007
Cash and short-term investments, at fair value	$11,879	$10,838
Equity and debt securities, at fair value	48,639	47,090
	$60,518	$57,928

A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

5.	LONG-TERM DEBT

As at March 31, 2008 the Trust had an unsecured, covenant-based credit facility allowing for maximum borrowings of $625 million.  The revolving period under the facility is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

6.	UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2006	64,708,194	$321,035
Distribution reinvestment plan	1,082,868	35,992
Issued on conversion of exchangeable shares	2,143	70
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,477,278	7,045
Transfer from contributed surplus for unit based awards	-	14,592
Trust units issued for bonus plan	23,039	695
Unit-settled distributions on vested unit based awards	41,905	1,512
Balance as at December 31, 2007	67,335,427	$380,941
Distribution reinvestment plan	312,325	10,659
Issued on conversion of exchangeable shares	177,569	5,653
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,563,743	2,924
Transfer from contributed surplus for unit based awards	-	16,547
Trust units issued for bonus plan	18,555	597
Unit-settled distributions on vested unit based awards	150,908	5,834
Balance as at March 31, 2008	69,558,527	$423,155

	March 31,	December 31,
	2008	2007
Contributed Surplus
Opening balance	$29,211	$30,513
Unit compensation expense (excluding bonus plan)	4,304	13,290
Transfer to unitholders’ capital for unit based awards	(16,547)	(14,592)
Ending balance	$16,968	$29,211

Distributions declared to unitholders for the three months ended March 31, 2008 were $39,075 (2007 - $33,207).  Distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

7.	NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Upon conversion to a Trust, 6.0 million exchangeable shares of the Company were issued.  The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder.   The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares must be converted to trust units by that time.

The conversion of exchangeable shares occurs based on the exchange ratio which is adjusted monthly to reflect the distributions paid on trust units.  Cash distributions are not paid on exchangeable shares.

The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statements of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

	March 31,	December 31,
	2008	2007
Exchangeable Shares
Opening number of exchangeable shares	4,457,473	4,458,919
Exchanged for trust units	(113,499)	(1,446)
Ending balance	4,343,974	4,457,473
Ending exchange ratio	1.58086	1.55595
Trust units issuable upon conversion	6,867,215	6,935,605

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	March 31,	December 31,
	2008	2007
Non-controlling interest, beginning of period	$68,576	$51,780
Reduction of book value for conversion to trust units	(1,329)	(17)
Current period net earnings attributable to non-controlling interest	2,306	16,813
Non-controlling interest, end of period	$69,553	$68,576

8.	UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the Trust’s Unit Rights Incentive Plan:

		Weighted
		Average
	Number of	Exercise
	Unit Rights	Price
Balance as at December 31, 2007	1,148,616	$14.55
Exercised	(750,566)	13.20
Balance as at March 31, 2008	398,050	$17.10

8.	UNIT COMPENSATION PLANS (CONTINUED)

A summary of the plan as at March 31, 2008 is as follows:

		Number of Rights	Remaining
Range of Exercise	Adjusted	Outstanding	Contractual Life
Price At Grant Date	Exercise Price	and Exercisable	of Rights (Years)
$11.46 - $15.00	$1.01 - $4.55	15,700	0.01
$15.01 - $19.56	$6.26 - $10.81	382,350	1.39

No compensation expense has been recorded for the three month period ended March 31, 2008 (2007 - $0.5 milion) related to the Unit Rights Incentive Plan as all awards are fully vested.

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2007	1,102,495
Granted	427,400
Vested	(407,113)
Balance as at March 31, 2008	1,122,782

Compensation expense of $4.3 million has been recorded for the three month period ended March 31, 2008 (2007 - $4.2 million) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.5 million has been recorded as general and administration expense for the three month period ended March 31, 2008 (2007 - $0.2 million).

9.	PER UNIT AMOUNTS

Basic and diluted net earnings per unit have been determined based on the following:

	Three Months Ended
	March 31,	March 31,
	2008	2007
Net earnings	$26,196	$31,347
Non-controlling interest – exchangeable shares	2,306	3,179
Net earnings for diluted net earnings per trust unit calculation	$28,502	$34,526

Weighted average trust units outstanding	68,392,973	65,037,578
Dilutive impact of trust units issuable on conversion of exchangeable shares	6,869,053	6,646,102
Dilutive impact of unit rights incentive and trust unit award plans	1,769,695	2,541,887
Diluted weighted average trust units outstanding	77,031,721	74,225,567

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding.  Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit.  All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

10.	DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar – WTI
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Q3 2008	US$0.28/bbl	250	$70.00 - $90.00
Q4 2008	US$0.50/bbl	250	$69.00 - $90.00
Collar - BRENT
Q2 2008	US$0.50/bbl	500	$64.00 - $80.10
Q2 2008	US$0.25/bbl	500	$67.20 - $82.00
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q3 2008	US$0.25/bbl	500	$66.60 - $82.00
Q3 2008	US$0.19/bbl	250	$65.00 - $90.00
Q4 2008	-	500	$68.20 - $81.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

The following table reconciles the change in the unrealized amounts related to the fair value of derivative contracts:

	March 31,	December 31,
	2008	2007
Fair value of contracts, beginning of period	$2,102	$6,280
Opening unrealized loss (gain) on contracts settled during the period	2,353	(1,624)
Realized (loss) on contracts settled during the period	(2,198)	(2,835)
Unrealized (loss) during the period on contracts outstanding at the end of the period	(1,108)	(2,554)
Net payment to counterparties under contract settlements during the period	2,198	2,835
Fair value of contracts, end of period	$3,347	$2,102
Comprised of:
Current derivative asset	$-	$37
Current derivative liability	(7,620)	(7,450)
Non-current derivative asset	10,967	9,515
	$3,347	$2,102

The loss on derivative instruments for the periods is comprised of the following:

	Three Months Ended
	March 31,	March 31,
	2008	2007
Realized (gain) loss on contracts settled during the period	$2,198	$(815)
Opening unrealized gain (loss) on contracts settled during the period	(2,353)	599
Unrealized loss during the period on contracts outstanding at the end of the period	1,108	1,279
Loss on derivative instruments for the period	$953	$1,063

During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production.  The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

11.	SEGMENTED INFORMATION

	Three Months Ended
	March 31,	March 31,
	2008	2007
Petroleum and natural gas revenue
Canada	$72,354	$55,972
France	70,962	45,680
Netherlands	27,263	21,335
Australia	58,880	25,821
	$229,459	$148,808
Net earnings
Canada	$32,897	$2,615
France	(9,404)	13,445
Netherlands	836	5,515
Australia	1,867	9,772
	$26,196	$31,347
Capital expenditures
Canada	$60,851	$21,669
France	13,032	11,110
Netherlands	6,273	1,022
Australia	1,761	6,079
	$81,917	$39,880

	March 31,	December 31,
	2008	2007
Total assets
Canada	$720,740	$662,904
France	644,090	604,090
Netherlands	160,589	150,533
Australia	295,173	250,596
	$1,820,592	$1,668,123

12.	LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments as presented on the consolidated balance sheets:

	March 31,	December 31,
	2008	2007
Portfolio investments, at fair value	$5,832	$5,032
Investment in Verenex Energy Inc., equity method (fair value - $170.7 million, 2007 - $158.8 million)	58,716	58,096
	$64,548	$63,128

13.	COMPONENTS OF CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	March 31,	December 31,
	2008	2007
Monies on deposit with banks	$137,656	$44,588
Guaranteed short-term investments	28,606	3,280
Total cash and cash equivalents	$166,262	$47,868

14.	CAPITAL DISCLOSURES

The Trust’s objectives in managing capital are to safeguard the assets of the Trust, to ensure that sufficient economic resources are available to execute business plans and to provide consistent and stable distributions for unitholders.

In the management of capital, the Trust monitors net debt which is defined as long-term debt as shown on the consolidated balance sheet plus working capital.  Vermilion monitors net debt in relation to current quarter annualized fund flows from operations (defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred).

For the quarters ended March 31, 2008 and December 31, 2007 the ratio of net debt to annualized fund flows from operations was 0.8.  This ratio level provides evidence that the Trust’s current capital structure will continue to support the Trust’s objectives.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items).  During the period the Trust continued to comply with this externally imposed capital requirement.

15.	FINANCIAL INSTRUMENTS

The following table summarizes information relating to Vermilion’s financial instruments as at March 31, 2008 and December 31, 2007:

Classification of Financial Instruments

Class of Financial Instruments	Location on Consolidated Balance Sheet	Accounting Designation	Related Income or expense account on Statement of Earnings	Carrying amount and fair value of asset (liability) as at:
				March 31, 2008	December 31, 2007
Cash	Cash and cash equivalents	HFT-B	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$166,262	$47,868

Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain). Impairments are recognized as general and administration expense	$112,751	$119,645

Derivative assets	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$10,967	$9,552

Derivative liabilities	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$(7,620)	$(7,450)

Reclamation fund investments	Reclamation fund	HFT-A	Other income	$60,518	$57,928

Portfolio investments	Long-term investments (1)	HFT-A	Other income	$5,832	$5,032

Payables	Accounts payable and accrued liabilities. Distributions payable to unitholders.	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$(173,589)	$(141,652)

Long-term debt	Long-term debt	OTH	Interest	$(500,255)	$(452,490)

(1)  See note 12 for a reconciliation of the long-term investments account

15.	FINANCIAL INSTRUMENTS (CONTINUED)

Accounting designations used in the above table:

HFT-A – Designated by the Trust as “Held for trading” upon initial recognition.  Financial assets and liabilities designated as “Held for trading” are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

HFT-B – Classified as “Held for trading” in accordance with Section 3855 of the CICA Handbook.  As with HFT-A instruments these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value and subsequently are measured at amortized cost.  Interest is recognized in net earnings using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings.

Determination of Fair Values

Fair values for derivative assets and derivative liabilities are determined using option pricing models that are based on assumptions which are supported by prices from observable market transactions.  Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets.  The carrying value of cash equivalents, receivables and payables approximate their fair value due to their short maturities.  The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:
Vermilion extends credit to customers and the Trust may, from time-to-time, be due amounts from counterparties in relation to derivative instruments.  Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation.  For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security.

Currency risk:
Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables, derivative assets and liabilities and reclamation fund investments.  The effect of exchange rates on financial instruments of a current nature is somewhat mitigated as a result of the natural hedging effect of Vermilion’s foreign currency working capital position.  Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.  At present, the Trust does not have any derivative instruments in place with respect to currency risk.

Commodity price risk:
Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows.  Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

15.	FINANCIAL INSTRUMENTS (CONTINUED)

Equity price risk:
The Trust holds investments in equity securities in its reclamation fund.  In addition, at March 31, 2008 the Trust held portfolio investments in equity securities with a fair value of $5.8 million.  The fair value of these instruments is exposed to changes in the prices of the underlying equities.

Interest rate risk:
Vermilion’s debt is primarily comprised of short-term bankers acceptances that bear interest at market rates.  Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material.  The fair value of the bonds and debt securities that Vermilion holds in its reclamation fund is subject to interest rate risk.

Liquidity risk:
Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities.  The Trust does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The nature of these risks and the Trust’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Above Risks

Credit risk:
As at March 31, 2008 Vermilion’s maximum exposure to credit risk was $123.7 million which is the aggregate value of receivables and derivative assets at the balance sheet date.  Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

Liquidity risk:
The following table summarizes Vermilion’s financial liabilities and their contractual maturities:

		Later than one	Later than three	Later than one
Due in (from balance	Not later	month and not later	months and not later	year and not later
sheet date)	than one month	than three months	than one year	than five years

Non-derivative financial liabilities	$106,165	$61,435	$5,989	$500,255
Derivative financial liabilities	$2,101	$1,987	$3,532	-

Very little liquidity risk exists with regards to the Trust’s financial liabilities given the Trust’s financial position and committed borrowing facility.

15.	FINANCIAL INSTRUMENTS (CONTINUED)

Market risk:
As previously noted, the Trust is exposed to currency risk related to changes in foreign exchange rates, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities.  The following table summarizes what the impact on net earnings before tax would be for the period ended March 31, 2008 given changes in the relevant risk variables that the Trust considered were reasonably possible at March 31, 2008.  The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

		Effect on net earnings before
Risk	Description of change in risk variable	tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the
	Euro by 10% over the relevant closing rates on March 31, 2008.	$(12,419)

	Decrease in strength of the Canadian dollar against the
	Euro by 5% over the relevant closing rates on March 31, 2008.	$6,209

Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the
	US$ by 10% over the relevant closing rates on March 31, 2008.	$(5,095)

	Decrease in strength of the Canadian dollar against the
	US$ by 5% over the relevant closing rates on March 31, 2008.	$2,547

Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the
	AUD$ by 10% over the relevant closing rates on March 31, 2008.	$(1,635)

	Decrease in strength of the Canadian dollar against the
	AUD$ by 5% over the relevant closing rates on March 31, 2008.	$817

Commodity price risk	Increase in relevant oil reference price at March 31, 2008 by US$5.00/bbl
	within option pricing models used to determine the fair value of derivative positions.	$(1,700)

	Decrease in relevant oil reference price at March 31, 2008 by US$5.00/bbl
	within option pricing models used to determine the fair value of derivative positions.	$1,700

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended March 31, 2008.

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

ABBREVIATIONS

API         American Petroleum Institute
bbls         barrels
bbls/d      barrels per day
bcf           billion cubic feet
boe          barrel of oil equivalent
boe/d       barrel of oil equivalent per day
CBM       coalbed methane
GJ           gigajoules
$m           thousands of dollars
$mm        millions of dollars
mbbls       thousand barrels
mboe        thousand barrels of oil equivalent
mcf           thousand cubic feet
mcf/d        thousand cubic feet per day
mmboe     million barrels of oil equivalent
mmcf        million cubic feet
mmcf/d     million cubic feet per day
MW         megawatt
NGLs       natural gas liquids
NPV        net present value
WTI          West Texas Intermediate

OFFICERS & KEY PERSONNEL

CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Keith D. Hartman, P.Eng.
Vice President Exploitation

Raj C. Patel, P.Eng.
Vice President Marketing

Paul L. Beique
Director Investor Relations

Daniel Goulet, P.Eng.
Director Production and Operations

Cheryl M. Kinzie
Director Human Resources & Administration

Charles W. Berard, B.Eng., L.LL., LL.B.
Partner, Macleod Dixon LLP
Corporate Secretary

FRANCE
Peter Sider, P.Eng.
Regional General Manager, European Operations
Vermilion REP SAS

NETHERLANDS
Scott Ferguson, P.Eng.
General Manager
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

Citibank Canada
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Director Investor Relations

HEAD OFFICE
2800, 400 – 4TH Avenue S.W.
Calgary, Alberta  T2P 0J4
403.269.4884 TEL
403.264.6306 FAX
1.866.895.8101 TOLL FREE
investor_relations@vermilionenergy.com
www.vermilionenergy.com

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VERMILION
ENERGY TRUST

2800, 400 – 4TH Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone: 403.269.4884 Fax: 403.264.6306
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com
vermilionenergy.com